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                             August 4, 2023

       Jay Puchir
       Chief Financial Officer
       White River Energy Corp.
       609 W/ Dickson St., Suite 102 G
       Fayetteville, AR 72701

                                                        Re: White River Energy
Corp.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed July 25, 2023
                                                            File No. 333-268707

       Dear Jay Puchir:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 19, 2023 letter.

       Amendment No. 7 to Registration Statement on Form S-1 filed July 25,
2023

       Business
       Key Developments, page 51

   1. We note that you expanded disclosure in response to prior comment 3 to discuss the uncertainty of
collecting amounts due from Ault associated with certain participation rights although you
have not explained why the amount would not be received under the arrangement with Ecoark
that you previously disclosed on page 81 of the amendment that you filed on March 29,
2023, which has been removed in the more recent amendments,
                                                        though continues to be
described on page F-28, stating "The effect of this transaction for the Company is that we
begin collecting Amounts from Ecoark in satisfaction of Ault   s
                                                        account payable to us
related to the Participation Rights due."
 Jay Puchir
FirstName
White RiverLastNameJay
            Energy Corp.Puchir
Comapany
August     NameWhite River Energy Corp.
       4, 2023
August
Page 2 4, 2023 Page 2
FirstName LastName

         Please further expand your disclosures on pages 51, 81, and F-28 to describe the status of the arrangement under which payments due from Ault were to be paid by Ecoark instead and if you do not expect to receive the payment from either Ault or Ecoark, also describe the recoverability assessments that you have performed in accounting for the $1.4 million receivable from Ault Energy pursuant to the policy that you describe on page F-11. Please also file the agreement with Ecoark as an exhibit to your registration statement. Refer to
         Item 601(b)(10) of Regulation S-K.
2. We note that you have added disclosure in response to prior comment 4 to describe various scenarios that may be available to investors in the Fund in connection with the redemption rights that you have conveyed with their interests in the fund, which you indicate may be exercised within 90 days of the earlier of 42 months after the offering, and September 30, 2027, and cause you to pay fair value for the
interests using a    PV20
         valuation methodology.

         You indicate that as of July 24, 2023, the Fund has raised $3,250,000 and we see that you have reported the amount as a non-controlling interest within equity on pages 28, 33, F-3, and F-5. However, given the redemption provision that you have described it is unclear why you would not be reporting the balance as temporary equity, following the guidance in FASB ASC 480-10-S99-3A.

         Please also address applicability of the guidance referenced above, including paragraph 3 as to the intended scope, paragraph 4 on classification, paragraph 12(c) on initial valuation, and paragraphs 15 and 16(c) on subsequent measurement, including the election that would be made for instruments that are not currently redeemable. Please submit any revisions that you believe would be necessary to conform your presentation and accounting to this guidance.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

3. Given the revisions made to Note 4 to your financial statements in response to prior comment 7, and considering the incremental changes that may be necessary to address the additional related comment in this letter, please discuss extending audit coverage to the incremental content for both periods with your auditors, and advise us of your arrangement with the auditors to address this concern, and the manner by which this will become apparent in the audit opinions.
Note 4 - Oil and Gas Properties, page F-18

4.       We understand from your response to prior comment 6, including the roll-forward
         schedule that you included as Exhibit A, that you had recognized though did not disclose a ceiling test write-down during your fiscal year ended March 31, 2022. Jay Puchir
FirstName
White RiverLastNameJay
            Energy Corp.Puchir
Comapany
August     NameWhite River Energy Corp.
       4, 2023
August
Page 3 4, 2023 Page 3
FirstName LastName
         Please expand your disclosures on pages 23, F-10, and F-18, to identify this ceiling test charge, along with your disclosure of the more recent write-down, and revise your disclosures within the MD&A Results of Operations - Costs and Expenses section on page
         66, to include a disaggregation of your depletion and ceiling test results for each period presented in the tabulation, and to discuss the reasons for the period-to-period changes in depletion and write-downs, as you had explained in your response.

         Please also explain to us the basis on which you are presenting proved leasehold costs on pages F-18 and F-35 and the reasons these appear to reflect some manner of net presentation relative to the details provided in Exhibit A to your prior response letter.
         Please also describe the associated implications for your measurements of accumulated depletion and impairment, as presented in the filing, in comparison to the details provided in Exhibit A.
Supplemental Information on Oil and Gas Producing Activities (Unaudited) Estimated Quantities of Proved Reserves (BBl), page F-36

5. The revised disclosure you have provided in response to prior comment number 8 indicates that the revisions of estimates relate entirely to changes in the performance of your wells. However, disclosure elsewhere in your filing indicates that the 12 month average price used to determine your reserves as of March 31, 2023 was substantially higher than the corresponding price as of March 31, 2022. Confirm for us, if true, that changes in prices did not have an impact on your reported reserves for the 12 months ended March 31, 2023 or March 31, 2022. Otherwise, revise your presentation to separately disclose the changes associated with changes in commodity prices and well performance. See FASB ASC 932-235-50-5(a).
General

6. We note your response to prior comment 10 and reissue the comment in part. Please revise your fee table to reflect that you are registering 13,155,682 Warrants.
7. With reference to your Form 8-K filed July 19, 2023, please revise throughout to disclose that the Fund has entered into a Managing Broker-Dealer Agreement with Emerson
         Equity LLC. For example, we note your disclose on page 21 that your two executives cannot raise capital for you or the Fund unless you own a broker-dealer or enter into a placement agent agreement with another firm. Please also file such agreement as an exhibit to the registration statement if material. Refer to Item 601(b)(10) of Regulation S-
         K.
8. Please revise to update your disclosures throughout your filing, including your disclosures that your Louisiana well is expected to begin producing oil in July 2023 and your
         Mississippi well is expected to reach terminal depths and be logged by the end of July
         2023. In addition, please discuss the current status of the potential extension to the
         MIPA. In that regard, we note you disclose that you had a tentative expectation that
 Jay Puchir
White River Energy Corp.
August 4, 2023
Page 4
      an extension to the MIPA would be completed by the end of July 2023 and that the acquisition is subject to approval by FINRA which under MIPA must be obtained by July
      23, 2023.
        You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Sandra Wall, Petroleum Engineer, at
(202) 551-4727 with questions regarding the engineering comments. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-
3763 with any other questions.



                                                          Sincerely,
FirstName LastNameJay Puchir
                                                          Division of
Corporation Finance
Comapany NameWhite River Energy Corp.
                                                          Office of Energy &
Transportation
August 4, 2023 Page 4
cc:       Michael D. Harris, Esq.
FirstName LastName